FOR IMMEDIATE RELEASE	March 2, 2015

Micromem included in the newly launched CSE Composite Index.

Toronto, New York, March 2, 2015: Micromem Technologies Inc. (the “Company”) (CSE: MRM, OTCQX: MMTIF) was pleased to learn that it is one of the companies selected to be included in the launch of the new Canadian Securities Exchange Composite Index.

As reported by the CSE: “The index is the first established by the CSE and is designed to measure the performance of equity securities listed on the CSE. The CSE Composite Index(TM) is market capitalization weighted and securities must meet minimum size requirements to qualify for inclusion.”

“For additional information about the composition and methodology of the CSE Composite Index(TM) please visit: http://www.thecse.com/CNSX/Investor-Info/Market-Activity/CSE-Composite-Index.aspx”.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing:      NASD OTCQX-Bulletin Board - Symbol: MMTIF
                    CSE - Symbol: MRM
Shares issued: 191,425,600
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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